ABOUT REXHALL

Rexhall Industries is a manufacturer of Class "A" motorhomes entering our 14th year of operation. Manufacturing began in 1986 in a renovated, 18,000 square foot recreational vehicle plant in Pacoima, California. As orders increased, the Company quickly outgrew its modest facilities and moved to an 80,000 square foot facility in Saugus, California. In June 1989 management decided to take the Company public, with an initial offering of
1.15 million shares of common stock trading on the NASDAQ Stock exchange. In 1991 Business Week Magazine named Rexhall Industries the "Number One Best Small Growth Company in America," out of 7,700 publicly traded companies. These early milestones helped reinforce the philosophy of the Company and it wasn't long before Rexhall was one of the top manufacturers of Class "A" motorhomes nationally. In 1994, Rexhall started building its new Corporate headquarters in Lancaster, California. As part of the City of Lancaster's redevelopment project, Rexhall was able to acquire 10 acres of land on which to build a new manufacturing facility and Corporate Headquarters, now encompassing 120,000 square feet of office and production space.


FINANCIAL HIGHLIGHTS
 (In Thousands)
                              2000       1999      1998      1997     1996

SALES                       $65,175    $84,739   $72,254   $63,012   $64,959

GROSS PROFIT                 10,512     15,080    12,940     7,091     8,792

INCOME (LOSS) BEFORE TAXES    3,657      8,859     5,864    (2,912)    2,131

NET INCOME (LOSS)             2,273      5,302     3,390    (1,835)    1,284

WORKING CAPITAL              16,689     16,289    10,769     7,320     9,483

TOTAL ASSETS                $39,609    $36,162   $28,449   $23,156   $23,460

SHAREHOLDER'S EQUITY        $22,362    $20,272   $14,970   $11,444   $13,545

EARNINGS (LOSS)
PER SHARE                   $   .73    $  1.68   $  1.08  ($   .61)  $   .41

WEIGHTED AVERAGE SHARES
OUTSTANDING (DILUTED)     3,116,000   3,161,000 3,140,000 3,032,000 3,148,000

Dear Fellow Shareholders:

2000 was a challenging and disappointing year for Rexhall, as the poor RV industry fundamentals of weakened consumer confidence, a tightening of credit, and comparatively high interest rates and fuel costs contributed to the first industry-wide downturn in years for Class A motorhomes. (The industry actually sold fewer motorhomes in 2000 than it did in 1998.)

Consumer confidence started to wane in the spring of 2000 as the NASDAQ and later the NYSE started their downward spirals. This created an overstocking of inventory on retail dealers' lots, which contributed to the tightening of credit and dealer insolvency. Ultimately, three major retail flooring lenders exited the industry.

Rexhall was not spared any of these difficulties as our largest dealer filed
for reorganization bankruptcy during the first quarter of 2000.   While we
were only contractually obligated to repurchase $1.2 million of the bankrupt dealer's inventory, we elected to repurchase all of the $4.2 million in inventory in order to keep the units from being dumped on the market and hurting our dealer network. Rexhall reacted to this event by establishing our own retail dealership in Arizona, Price One RV. While having our own retail operation presents several exciting opportunities, we are not certain at this time how long we will stay in this segment due to ever changing market conditions and government regulations.

As stated earlier, the final results of 2000 were disappointing to us, especially when compared to our record year of 1999. However, when 2000 is compared to 1997 and 1996, both of which had similar sales levels to 2000, the progress we have made in reducing our operating costs becomes more apparent. For that, I would like to thank our dedicated and innovative employees for helping us to be profitable during a very challenging time.

Looking to the future, we are still very bullish about the demographics for our industry (i.e., the baby boomer generation aging into the target market) and Rexhall's ability to maintain its reputation for innovative, quality products. To that end, we completed an investment in 1.7 acres in Acton, CA, which is about 25 miles from our Lancaster facility. This site already has an 18,000-sq. ft. partially constructed building on it. After we finish completing this building, part of it will become our off-site Research & Development center. Without an off-site Research & Development center, we are concerned that the innovations our employees and customers develop might get lost or, at least, delayed by the day-to-day activities at Lancaster. In order to continue our innovation leadership, we cannot afford for this to happen.

Also, we recently strengthened our management team with the addition of Michael Bourne as our Executive Vice President and Chief Operating Officer. Michael's business experience and inherent leadership skills will help Rexhall become more efficient and provide a strong foundation for our future growth. Michael will be handling the day-to-day activities of running Rexhall, which will allow me to spend more time focusing on our growth and product development.

Finally, it appears that 2001 will be at least as challenging as 2000 due to the same poor industry fundamentals, but we look forward to being more successful in overcoming these challenges and positioning Rexhall for rapid growth once the economic conditions become more favorable.

On behalf of the board of directors, I would like to thank you for your commitment to Rexhall Industries, Inc. I look forward to sharing our future successes with you.

Sincerely,


/s/William J. Rex
President & Chief Executive Officer



OUR MOTORHOMES

     The Company's motorhomes are built with attention to quality. The materials used by the Company in constructing its motorhomes are commonly found on more expensive models and, in the opinion of management, generally are superior to those found on motorhomes in the same price range as the Company's motorhomes. The Company uses only steel, as opposed to wood or aluminum, in framing its cage. The Company uses gel coated, high gloss, one-piece fiberglass panel for the sidewalls, front cap, rear cap and roof, giving the look of a more expensive motorhome and eliminating many of the seams commonly found in most motorhomes. Additionally, fiberglass generally allows easier repair of collision marks and scrapes as opposed to aluminum, the other material commonly used in sidewall construction. For insulation, the Company uses polyurethane foam and polystyrene.

     The Company's motorhomes are also built with attention to aerodynamics. Each motorhome has a streamlined bus-front cap that tapers to a width broader at the junction with the sidewalls than at the leading edge of the nose. That styling, coupled with rounded corners throughout the coach, permits a smoother ride, particularly in high winds or when the motorhome is passed by large trucks and trailers.

     The Company currently offers six lines of Class A motorhomes. The product lines are Aerbus, Rexair, RoseAir, Vision, Anthem and American Clipper.

     The Company's Class A line offers many models and floor plans with multiple decors. These various models come with the following chassis and engine types (See Item 1. Raw Materials and Chassis.):

          - Ford F-53 chassis with a V-10 electronically fuel injected engine
          - Workhorse chassis with the 290 H.P. Vortec engine
          - Spartan Mountain Master chassis with a 300, 315 or 330 H.P. diesel engine
          - Spartan Summit chassis with a 260 H.P. diesel engine

     Models range in size from an overall length of approximately 23 feet to approximately 39 feet with wheelbase ranging from 158 inches to 252 inches. All models have an overall maximum width of eight and one half feet (102" widebody) with a height (with air conditioner) of just over eleven feet.

     In addition to size of chassis, Rexair, Aerbus, RoseAir, Vision, Anthem and American Clipper models are differentiated by exterior graphics, floor plans and sleeping accommodations. Depending on the model, each motorhome is equipped to sleep four to six adults comfortably. Standard features and equipment on all Rexhall models include 60 or 100 gallon gas tank (depending on chassis and model), halogen headlights, dash air conditioning, double door flush mounted refrigerator/freezer, three burner range with automatic pilot and optional conventional oven, radial tires, stabilizing air bags, 34,000 or 35,000 B.T.U. furnace, day/night shades and extra large batteries mounted on a slide-out tray for easy access and service. Additional standard equipment includes a television, television antenna, AM/FM stereo radio with cassette player, auxiliary power generators, microwave oven, roof air conditioners, and video cassette recorder. Optional equipment includes leak detector for propane, back up camera, washer and dryer, hydraulic leveling jacks, electric and heated mirrors, 50 AMP service, ice maker and power entry step for easier entry into the motorhome. Some models may vary in standard equipment.

     Suggested retail prices of Aerbus, Rexair, or RoseAir models with standard equipment range from $75,000 to $148,000 and fully equipped with available options from $82,000 to $175,000. Suggested retail prices for the Vision and American Clipper models (entry level) with standard equipment range from approximately $70,000 to $88,000 (add $3,000 with available options). Anthem diesel models range from $99,000 to $105,000 with standard equipment, and with available options from $110,000 to $130,000. In 2000, the Company introduced two new entry level diesel products, the American Clipper ES and the Vision ES diesel pushers. The initial marketing strategy dictated an MSRP of $89,965 with no optional equipment available.

OUR COMPANY FACILITIES

     In December 1995, the Company completed construction and moved into a 87,000 square foot manufacturing facility in Lancaster, California which serves as both a manufacturing facility and the Company's Corporate Headquarters. The facility was designed by management to insure efficiency and to specifically position the company with the opportunity to meet
increased production demands.   In September 1996, expansion construction
began at the Lancaster site. The new addition, completed in the fourth quarter of 1997, provided an additional 19,320 square feet of production space. The Lancaster manufacturing plant is debt free with no mortgages on
the facility.   With minor additions completed in 2000, the total square
footage is now near 120,000 square feet.

     Until December 17, 1999, the Company owned a 97,000 square foot production facility on 12 acres in Elkhart, Indiana. The Elkhart facility was debt free with no mortgages on the property. The production facility was used to manufacture motorhomes until December 30, 1997 when the company decided to cease production at the Elkhart facility. As a result of this decision to restructure its operations, the Company recorded a charge to
operations of $1,042,000 in 1997.   The company retained its wholesale
motorhome sales, warranty and service operations at the location throughout
1998.   The Company sold the Indiana facility to a third party on December
17, 1999 and recorded a gain of $573,000.

     In September 1995, the Company purchased a 4.5 acre site located in Lancaster, California to serve as the Company's RV Service Center. The site contains a 40,000 square foot facility and was purchased from the City of Lancaster's Redevelopment Agency for $980,000. At December 31, 2000, the Company was indebted to the City of Lancaster Redevelopment Agency for an amount of $738,000 with interest at 5.93% per annum due through October
2015.   Since December 1997, the Company has leased a portion of the facility to a third party, which the lessee is a major RV retail dealer.

     In September 1996, the Company purchased a 4,500 square foot facility located one mile east of Elkhart, Indiana. The facility has 1,500 sq. ft. of office space and a 3,500 sq. ft. warehouse area. At December 31, 2000, this property is available for sale.

     Rexhall Industries, Inc. has entered into a tentative agreement with the City of Lancaster to acquire 14 acres adjacent to its headquarters in Lancaster, CA. The agreement will require Rexhall to provide jobs in the Lancaster Enterprise Zone in exchange for the property and tax credits. If Rexhall does not fulfill all covenants of the agreement by January 31, 2012, at that time, Rexhall will be required to pay $613,453, which is less than the present market value. The purchase agreement is expected to be finalized in fiscal 2001 at which point the company plans to manufacture its own chassis and rear engine diesel motorhomes.

     In July 2000, the Company purchased approximately 4 acres in Mesa, Arizona to serve as a site for Price I, Inc. dba, Price One RV, which is a wholly owned subsidiary of the Company. The Company paid $809,000 for the land and a partially constructed commercial building located on the property. Another $410,000 was spent by the Company to ready the site for the retail sale and service of motorhomes.

     In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased 1.7 acres in Acton, CA for $401,000. The Company and Mr. Rex each paid 50% of the purchase price and will share equally in the construction of a building on the property. The Company plans on using its half of the land and building as an off-site prototype shop, while Mr. Rex intends to use his half for personal endeavors outside the Company's scope of business.

     The Company believes its facilities are adequate to meet its foreseeable needs.

MARKET INFORMATION.

     The Company's Common Stock has traded in the over-the-counter market since June 22, 1989 and sales and other information are reported in the NASDAQ National Market System. The Company's NASDAQ symbol is "REXL". The following table sets forth the range of high and low closing sale prices of a share of the Company's Common Stock in the over-the-counter market for each quarter since the first quarter of 1998 according to NASDAQ:

          2000                           High          Low
     First Quarter                      $10.38        $ 7.75
     Second Quarter                       9.13          5.06
     Third Quarter                        5.44          4.28
     Fourth Quarter                       6.00          4.25

          1999                           High          Low
     First Quarter                      $ 9.17        $ 7.62
     Second Quarter                      12.26          7.50
     Third Quarter                       12.62          9.50
     Fourth Quarter                      11.75          8.38

          1998                           High          Low
     First Quarter                      $ 5.19        $ 4.53
     Second Quarter                       7.63          4.44
     Third Quarter                        9.38          5.13
     Fourth Quarter                       9.00          4.75


Holders

     At March 29, 2001, the Company had 62 shareholders of record.

     The following table sets forth, for each of the three years indicated, the percentage of revenues represented by certain items on the Company's Statements of Operations:


                                     Percentage of Net Revenues
                                       Year Ended December 31,

                                      2000       1999     1998

Net Revenues                         100.0%     100.0%    100.0%
Costs of goods sold                   83.9       82.2      82.1
Gross profit                          16.1       17.8      17.9
Selling, general, and
administrative expenses               10.4        9.0      10.4
Restructuring charge                   ---        ---      (0.4)
Income from operations                 5.7        8.8       7.9
Legal Settlement                       ---        0.7       ---
Other Income, net                      0.1        0.2       0.2
Gain on sale of fixed assets           ---        0.7       ---
Income before income taxes             5.6       10.4       8.1
Income tax expense                     2.1        4.1       3.4
 Net income                            3.5%       6.3%      4.7%

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

     The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere herein. As is generally the case in the recreational vehicle industry, various factors can influence sales. These factors include demographics, changes in interest rates, competition, restrictions on the availability of financing for the purchase of recreational vehicles, as well as significant changes in the availability and price of gasoline. The Company's business is also seasonal in that normally the majority of sales occur in the second and third quarter.

     Prior to 1998, the Company operated two manufacturing divisions, Lancaster, California and Elkhart, Indiana. During 1997, the Company's Board of directors adopted a formal plan of restructuring whereby the Company implemented a plan to cease production operations at its Elkhart, Indiana manufacturing plant and potentially sell all or part of the real estate the facility occupied. This decision was based upon the Company's evaluation of costs and the product quality of the recreational vehicles being produced in Elkhart. Concurrent with this decision, the Company completed an expansion of its Lancaster facility to accommodate the expected rise in production. Throughout 1998 the Company retained its wholesale motorhome sales, warranty and service operations at the Indiana production facility. In December 1999, the Company sold the Indiana facility.

     Two key transactions adversely impacted the Company's results of operations during 1997. In addition to the aforementioned restructuring charge for the production closure of the Elkhart facility, the Company reached a settlement of an existing class action lawsuit against the Company.
Pursuant to the settlement, the Company was required to pay $825,000, plus issue coupons to all members of the class for a discount of $200 on future repairs or $1,250 towards the purchase of a new Rexhall vehicle. The Company reported the impact from these transactions as charges in the accompanying statement of operations aggregating $1,042,000 for the restructuring and $1,590,000 for the lawsuit settlement during 1997. During 1998, the Company's restructuring effort was completed and $282,000 of the restructuring charge was reversed. In the fourth quarter of 1999, $604,000 of the legal settlement was reversed as a result of less than expected coupon redemptions.

     To counter the short-term and long-term effects of the bankruptcy of the Company's largest dealer in 2000, the Company established it's own retail operations in Mesa, Arizona, Price I, Inc. dba, Price One, RV. Under the terms of the repurchase agreements with the bankrupt dealer's lenders, while the Company was only obligated to repurchase $1.2 million of motorhomes, they elected to repurchase $4.2 million in order to keep this inventory from being dumped on the market at substantially lower prices. As of December 31, 2000, the Company had resold $2.7 million of the repurchased inventory. The retail operations at Price One, RV did not begin in earnest until October of 2000, but Management expects this to become a profitable venture for the Company. However, it is not certain how long the Company will maintain its retail operations due to ever changing market conditions and government regulations.

Result of Operations

     Comparison of the Year Ended December 31, 2000 to Year Ended December 31, 1999

     Net revenues for the year ended December 31, 2000, were $65.2 million, compared to $84.7 million for 1999, a decrease of $19.5 million or 23.0%. The number of units shipped, net of repurchased units, in 2000 decreased 388 to 861 in 2000 from 1,249 in 1999, a decrease of 31.1%. The average net selling price increased approximately 12% during the period due to a higher mix of diesel units and units with double slides.

     The decline in net revenues is primarily attributable to the first down market in years for Class "A" motorhomes and the bankruptcy of the Company's largest dealer. Management believes the driver of the overall down turn in the market is declining consumer confidence since the stock market started dropping in March of 2000. This triggered a domino effect that led to a tightening of credit for retail dealers and consumers. Management cannot determine when these conditions will improve.

     Gross profit for the year ended December 31, 2000 decreased to $10.5 million from $15.1 million for 1999, a decrease of $4.6 million or 30.5%. The gross margin for 2000 was 16.1% as compared to 17.8% for 1999. The decrease in sales created a smaller absorption base for manufacturing overhead, which was the primary driver behind the decrease in gross margin. Manufacturing overhead includes costs such as depreciation, indirect labor, shop supplies, utilities, insurance, etc. The nature of these costs is less variable than materials and labor, so overhead absorption suffers in periods of quickly declining base. Management believes that prudent steps were taken to reduce these costs as market conditions dictated, and this small decline in gross margin compares favorably to the rest of the industry.

     Selling, general and administrative expenses (SG&A) for the year ended December 31, 2000 were $6.8 million, compared to $7.6 million for 1999, a decrease of $0.8 million or 10.5%. This reduction was primarily attributed to lower warranty costs and management's quick reaction to market conditions by holding these costs down. Despite those actions, the 23% reduction in sales caused SG&A to increase as a percent of net revenues from 9.0% in 1999 to 10.4% in 2000.

     The Company's effective income tax rate was 37.8% for the year ended December 31, 2000 as compared with 40.2% for 1999. Basic and diluted net income per share was $.73 and $.73 respectively, for the year ended December 31, 2000, as compared to basic and diluted net income per share of $1.68 and $1.68, respectively, in 1999. The decrease in basic and diluted net income per share was due to decreased net revenues and the effects of the legal settlement and gain on sale of fixed assets during 1999, which were not a source of income in 2000.

Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998

     Net revenues for the year ended December 31, 1999, were $84.7 million, compared to $72.3 million for 1998, an increase of $12.4 million or 17.3%. The number of units shipped in 1999 increased 127 to 1,249 in 1999 from 1,122 in 1998, an increase of 11.3%. The average net selling price increased approximately 5% during the period. The increase in average per unit selling price results from a 75% increase in diesel model sales over the prior year and continued increases in double slide unit sales (50%). The increases in these higher priced models were complimented by the strong demand for Rexhall's lower priced Vision and American Clipper models, whose sales increased by 30% over 1998 sales.

     Gross profit for the year ended December 31, 1999 increased to $15.1 million from $12.9 million for 1998, an increase of $2.2 million or 17.1%. The gross margin for 1999 was 17.8% as compared to 17.9% for 1998. The increase in gross profit remained steady as the Company was able to hold most material costs stable and pass on the few increases that were necessary. While there was no material change in production labor cost, the introduction of the millennium edition motorhome in late 1999 resulted in a temporary increase in direct labor costs.

     Selling, general and administrative expenses (SG&A) for the year ended December 31, 1999 were $7.6 million, compared to $7.5 million for 1998. Overall, SG&A expense remained relatively unchanged from the prior year. Within this cost category several areas of cost increased in conjunction with
sales but were offset by other reductions in cost.   The decrease in selling,
general and administrative expenses as a percentage of net revenues from 10.4% in 1998 to 9.0% in 1999 results from the increased sales level while maintaining the level of administrative spending.

     At December 31, 1999, the Company's most significant obligations under the Masterjohn legal settlement had been completed. As a result of the less than expected coupon redemptions, the Company re-evaluated the required legal settlement reserve resulting in the reversal of $604,000. The remaining $125,000 represents the estimated utilization of $1,250 coupons for new motorhome purchases.

     On December 17, 1999, the Company sold its Indiana manufacturing facility. The sale resulted in a pre-tax gain of $573,000 for the year ended December 31, 1999. The Company halted production at the 97,000 square foot Indiana factory in 1999 as it consolidated its operations in California.

     The Company's effective income tax rate was 40.2% for the year ended December 31, 1999 as compared with 42.2% for 1998. Basic and diluted net income per share was $1.68 and $1.68 respectively, for the year ended December 31, 1999, as compared to basic and diluted net income per share of
$1.09 and $1.08, respectively, in 1998.   The increase in basic and diluted
net income per share was due to increased sales and decreased SG&A costs as a percentage of net revenues as well as the effects of the legal settlement and gain on sale of fixed assets during 1999 which were not expenses in 1998.

Liquidity and Capital Resources

     The Company has relied primarily on internally generated funds, trade credit and debt to finance its operations and expansions. As of December 31, 2000, the Company had working capital of $16,689,000, compared to $16,289,000
at December 31, 1999, a $400,000  increase in working capital.   Significant
working capital increases are reflected in a $4,142,000 decrease in accounts payable partially offset by a $1,104,000 decrease in accounts receivable, and a decrease of $2,903,000 in cash.

     Capital expenditures during 2000 were $1,910,000. Management anticipates a lower level of capital expenditures in 2001. Cash flows from financing activities consisted primarily of the repurchase and retirement of stock on the open market of $547,000. Management will continue to repurchase and retire stock during 2001.

     As of December 31, 2000 the Company has a $3,500,000 line of credit with a bank which can be used for working capital purposes secured by equipment, inventory, and receivables. The line of credit expires July 1, 2001. Under this line of credit, $283,000 has been set aside as an irrevocable standby letter of credit for the Company to meet the requirements for self-insurance established by the Department of Industrial Relations which regulates workmen's compensation insurance in California. At December 31, 2000, no amounts were outstanding under the line of credit agreement. The line of credit contains various covenants. The Company was in compliance with such covenants at December 31, 2000.

     The Company has a line of credit with a chassis vendor, Ford Motor
Credit Company ("FMCC"), with a $8,000,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (10.5% at December 31, 2000). All borrowings are secured by the Ford merchandise. The outstanding balances included in accounts payable at December 31, 2000 and 1999 were $3,555,000 and $7,145,000 respectively.

     The Company's has a line of credit with a financial institution for financing purchases of inventory for its retail operations. The line of credit has a limit of $7,500,000 and borrowings under the line bear interest at an annual rate of prime plus 5% (10% at December 31, 2000). All borrowings are secured by inventory held by the Company's retail operations. The balance outstanding at December 31, 2000 was $6,605,000.

     The Company anticipates that it will be able to satisfy its ongoing cash requirements through 2001, including payments related to the expansion plans at the California facility, primarily with cash flows from operations, supplemented, if necessary, by borrowings under its revolving credit agreement.

INDEPENDENT AUDITOR'S REPORT



The Board of Directors
Rexhall Industries, Inc.

We have audited the accompanying consolidated balance sheets of Rexhall Industries, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rexhall Industries, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


                                            /s/ KPMG LLP
Los Angeles, California
March 7, 2001

                           REXHALL INDUSTRIES, INC.
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 2000 and 1999

ASSETS                                         2000          1999
CURRENT ASSETS
   Cash                                   $  3,427,000     $  6,330,000
   Accounts receivables, less allowance
   for doubtful accounts $100,000 in 2000,
   and $50,000 in 1999                       5,832,000        6,936,000
   Income Tax Receivable                       281,000              ---
   Inventories                              22,475,000       16,504,000
   Deferred income taxes (note 6)              821,000        1,133,000
   Other current assets                        340,000          341,000
     Total Current Assets                   33,176,000       31,244,000
Property and equipment at cost net of
   accumulated depreciation (note 2)         6,152,000        4,753,000
Property held for sale (note 11)               127,000          131,000
Other assets                                   154,000           34,000
TOTAL ASSETS                              $ 39,609,000     $ 36,162,000
LIABILITIES & SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable (note 3)               $ 6,773,000      $ 10,915,000
   Notes payable and current portion
   of long-term debt (note 5)                6,638,000            31,000
   Warranty allowance                          837,000         1,000,000
   Accrued Legal (note 8)                      445,000           737,000
   Dealer Incentives                           732,000         1,050,000
   Other accrued liabilities                   691,000           497,000
   Accrued Compensation and Benefits           371,000           725,000

TOTAL CURRENT LIABILITIES                   16,487,000        14,955,000
Deferred income taxes (note 6)                  55,000           198,000

Long-Term debt, less current
of portion (note 5)                            705,000           737,000
TOTAL LIABILITIES                           17,247,000        15,890,000
SHAREHOLDERS' EQUITY
   Preferred Stock - no par value
     Authorized, 1,000,000 shares;
     No shares outstanding at December 31, 1999
     and December 31, 2000                         ---               ---
   Common stock-no par value,
     Authorized, 10,000,000 shares,
     issued and outstanding;
     3,057,000 at December 31, 2000 and
     3,161,000 at 1999 (Note 9)              6,241,000         6,788,000
  Loan receivable from exercise
  of options (Note 4)                          (57,000)         (421,000)
  Retained earnings                         16,178,000        13,905,000
TOTAL SHAREHOLDERS' EQUITY                  22,362,000        20,272,000

Commitments and Contingencies (Note 3 and 7)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY  $ 39,609,000      $ 36,162,00

             See accompanying notes to financial statements

                         REXHALL INDUSTRIES, INC.
                 CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 and 1998

                                     2000            1999            1998

Net Revenues (Note 10)          $ 65,175,000     $ 84,739,000    $72,254,000
Cost of Sales                     54,663,000       69,659,000     59,314,000
Gross Profit                      10,512,000       15,080,000     12,940,000
Operating Expenses:
Selling, General and
Administrative Expenses            6,785,000        7,597,000      7,549,000
Restructuring Charge                     ---              ---       (282,000)
Income from Operations             3,727,000        7,483,000      5,673,000
Other Income, net

Interest Income                      265,000          256,000        157,000
Interest Expense                    (521,000)        (208,000)      (101,000)
Legal Settlement                         ---          604,000            ---
Other Income (Expense), net          186,000          151,000        135,000
Gain on Sale of Fixed Assets             ---          573,000            ---
Income Before Income Taxes         3,657,000        8,859,000      5,864,000

Income Tax Expense (Note 6)        1,384,000        3,557,000      2,474,000
Net Income                     $   2,273,000     $  5,302,000    $ 3,390,000
Basic Net Income Per Share     $         .73     $       1.68    $      1.09

Diluted Net Income Per Share   $         .73     $       1.68    $      1.08

Weighted Average Shares Outstanding - Basic
                                   3,116,000        3,161,000      3,118,000

Weighted Average Shares Outstanding - Diluted
                                   3,116,000        3,161,000      3,140,000


                    See accompanying notes to financial statements

                        REXHALL INDUSTRIES, INC.
             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          FOR THE YEARS ENDED DECEMBER 31,  1998, 1999 and 2000

                          COMMON STOCK      LOAN        RETAINED
                         SHARES   AMOUNT    RECEIVABLE  EARNINGS     TOTAL

BALANCE,
December 31, 1997     2,714,000  6,267,000  (36,000)   5,213,000  11,444,000
Repurchase and
Retirement of Stock      (7,000)   (63,000)     ---          ---     (63,000)
Exercise of
Stock options           161,000    584,000      ---          ---     584,000
5% Stock Dividend       142,000        ---      ---          ---         ---
Loans receivable
from exercise of
Stock options             ---          --- (385,000)         ---    (385,000)
Net Income                ---          ---      ---    3,390,000   3,390,000

BALANCE,
December 31, 1998    3,010,000  $6,788,000 ($421,000) $8,603,000  $14,970,000
5% Stock Dividend      151,000         ---       ---         ---          ---
Net Income                ---         ---       ---    5,302,000    5,302,000

BALANCE,
December 31, 1999    3,161,000  $6,788,000 ($421,000) $13,905,000 $20,272,000
Repurchase and
Retirement of Stock   (104,000)   (547,000)      ---          ---    (547,000)
Repayment of loan receivable
related to stock options   ---         ---   364,000          ---     364,000
Net Income                 ---         ---       ---    2,273,000   2,273,000
BALANCE,
December 31, 2000    3,057,000  $6,241,000   (57,000) $16,178,000 $22,362,000

                    See accompanying notes to financial statements

                           REXHALL INDUSTRIES, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                          2000       1999       1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                           $ 2,273,000  $ 5,302,000  $ 3,390,000
Adjustments to reconcile net income
to net cash provided by
Operating Activities:
  Depreciation and amortization          364,000      368,000      344,000
Gain on sale of property, plant
and equipment                                ---     (573,000)         ---
Provision for deferred income taxes      169,000      (85,000)   1,311,000
(Increase) decrease in:
  Accounts receivable                  1,104,000   (2,341,000)     747,000
  Inventories                            634,000   (3,730,000)  (3,335,000)
  Income tax
  receivable                            (281,000)         ---      337,000
Increase(decrease) in:
  Accounts payable                    (4,142,000)   2,957,000    1,846,000
  Restructuring Reserve                      ---          ---     (605,000)
  Warranty allowance                    (163,000)      34,000       29,000
  Accrued legal                         (292,000)    (857,000)    (344,000)
  Dealer incentives                     (318,000)     220,000      221,000
  Other assets and liabilities           348,000     (300,000)     639,000
  Net cash provided by operating
  activities                            (304,000)     995,000    4,580,000

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment   (1,759,000)    (643,000)    (482,000)
Proceeds from sale of property
and equipment                               ---     1,024,000          ---
Issuance of notes receivable          (151,000)           ---          ---
Net cash provided by (used in)
investing activities                (1,910,000)       381,000      (482,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments of long-term debt           (30,000)       (28,000)      (28,000)
Repayments on short-term notes        (127,000)       (35,000)          ---
Proceeds from exercise of
stock options                           15,000            ---       199,000
Repurchase and retirement of stock    (547,000)           ---       (63,000)
Net cash provided by (used in)
financing activities                  (689,000)       (63,000)      108,000

NET (DECREASE) INCREASE IN CASH     (2,903,000)     1,313,000     4,206,000
BEGINNING CASH BALANCE               6,330,000      5,017,000       811,000
ENDING CASH BALANCE                $ 3,427,000    $ 6,330,000   $ 5,017,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Income taxes paid
during the year                    $ 1,370,000    $ 4,056,000   $ 1,090,000
Interest paid during the year      $   283,000    $   183,000   $   101,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

Loans to related parties for
stock option exercise              $      ---     $       ---   $   385,000

Repayment of Loan receivable
through cancellation of bonus
liability                          $   349,000            ---          ---

Notes payable for
insurance policies                 $   223,000            ---          ---

Inventory purchases on
vehicle credit facility            $ 6,605,000    $       ---    $     ---

                  See accompanying notes to financial statements

                              REXHALL INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities - Rexhall Industries, Inc. and subsidiary (the "Company") is engaged in designing, manufacturing and selling Class A motorhomes. Class A motorhomes are self-contained and self-powered recreational vehicles used primarily in conjunction with leisure travel and outdoor activities. The Company's wholly owned subsidiary, Price I, Inc. dba Price One RV, is a retailer of Class A motorhomes.

Principles of Consolidation - The consolidated financial statements include the financial statements of Rexhall Industries, Inc. and our wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk - Sales are usually made to dealers over a wide geographic area on either a C.O.D. basis or on terms requiring payment within ten days or less of the dealer's receipt of the unit. Most dealers have floor plan financing arrangements with banks or other financing institutions under which the lender advances all, or substantially all, of the purchase price of the motorhome. The loan is collateralized by a lien on the purchased motorhome. As is customary in the industry, the Company has entered into repurchase agreements with these lenders. In general, the repurchase agreements provide that in the event of default by the dealer on its agreement to the lending institution, the Company will repurchase the motorhome so financed.

The Company has recorded an allowance for doubtful accounts to cover the difference between recorded revenues and collections from customers. The allowance for bad debts is adjusted periodically based upon the Company's evaluation of historical collection experiences, industry trends and other relevant factors.

Inventories - Inventories are stated at the lower of cost or market value, determined using the first-in, first-out basis, or market. Costs include material, labor and applicable manufacturing overhead. Inventories consist of the following at December 31, 2000 and 1999:

                                          2000             1999

     Raw materials                     $ 6,561,000      $11,341,000
     Work-in-Progress                    1,810,000        2,485,000
     Finished Goods                     14,104,000        2,678,000

                   Total               $22,475,000      $16,504,000

Depreciation and Amortization - Depreciation and amortization are computed based on the straight-line method over the estimated useful lives of the assets, which range from 3 to 31.5 years.

Property held for sale is stated at the lower of cost or fair value less selling expenses and includes certain property and equipment no longer used in the Company's operation.

Revenue Recognition - The Company derives revenue primarily from the sale of motorhomes to dealers across the United States. Revenue is recognized when title of the motorhome transfers to the dealer. This generally occurs upon shipment. Revenue from the Company's retail operations are recognized when merchandise is received by the customer. Revenues are shown net of repurchases. Revenues are also generated from the service of motorhomes and from shipment or installation of parts and accessories.

Warranty Reserve Policy - The Company provides retail purchasers of its motorhomes with a limited warranty against defects in materials and workmanship for 12 months or 12,000 miles measured from date of purchase, or upon the transfer of the vehicle by the original owner, whichever occurs first. The Company's warranty excludes certain specified components, including chassis, engines and power train, and appliances, which are warranted separately by the suppliers. The Company estimates warranty reserves required by applying historical experience with regard to probabilities of failure and cost to product sales covered by warranty terms. Warranty expense was $900,000, $1,386,000 and $1,041,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share - Basic earnings per share represents net earning divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by the weighted average number of shares outstanding, inclusive of the dilutive impact of common stock options, provided their impact is not anti-dilutive. See note 12.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Segment Information  - The Company's reportable business segments are
manufacturing and retail operations.   Management evaluates segment
performance based primarily on revenue and net income (loss).

Accounting for Stock Options - In October, 1995, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensations ("SFAS No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company will continue to measure compensation costs under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and comply with the pro forma disclosure requirements of SFAS No. 123 in its annual financial statements.

Fair Values of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, trade and other receivables, trade accounts payable, notes payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.

Long-Term Debt: The fair value of the Company's long-term debt approximates the current book value based on estimated quotations made on long-term debt facilities with similar quality and terms.

Reclassifications - Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2000 and 1999:

                                 Useful Lives
                                   (In years)           2000        1999

Building and Land                   5, 31.5          5,910,000     4,381,000
Furniture, fixtures and equipment      3-7           1,667,000     1,490,000
Autos and trucks                       3-7             375,000       322,000
                                                     7,952,000     6,193,000
Less accumulated depreciation
and amortization                                     1,800,000     1,440,000

Property and equipment, net                         $6,152,000    $4,753,000

3. LINES OF CREDIT

The Company has available a $3,500,000 revolving line of credit with a bank expiring on July 1, 2001 secured by equipment, inventory, and receivables. The reference rate is the rate of interest publicly announced from time to
time by the bank in San Francisco.   At December 31, 2000, no amounts were
outstanding under this line and $283,000 of standby letters of credit have been issued. All borrowings are collateralized by the Company's assets.

The Company has a line of credit with a chassis vendor, Ford Motor Credit Company ("FMCC"), with a $8,000,000 limit. Borrowings under the line bear interest at an annual rate of prime plus 1% (10.5% at December 31, 2000).
All borrowings are secured by the Ford merchandise. The outstanding balances included in accounts payable at December 31, 2000 and 1999 were $3,555,000 and $7,145,000 respectively.

4. LOANS TO RELATED PARTIES:

From time to time the Company makes loans to certain officers and key employees related to the exercise of stock options. During 1998, the Company advanced $385,000 to key employees under the Company's Incentive and Non-Statutory Stock Option Plan (The Plan) in exchange for the exercise of 123,000 options. These loans are full recourse loans and are secured by the shares of common stock issued upon such exercise. The notes bear interest at a rate as defined by Regulation 1.1274-4 of Internal Revenue Code of 1986, (4.47% at December 31, 2000). Loans extended for the exercise of incentive stock options are netted against equity. During 2000, an executive of the company repaid a portion of the outstanding loans and related accrued interest by foregoing the bonus liability that was due from the Company. The maturity date of certain notes outstanding are March 20, 2003. No loans for stock options were made to officers during 2000, and the outstanding balance at December 31, 2000 was $57,000.

In December 2000, the Company and Mr. William J. Rex, President & CEO, purchased a partially completed building on 1.7 acres in Acton, CA for $401,000. The Company and Mr. Rex each contributed 50% of the purchase price and will share equally in the final construction of the building on the property. The Company plans on using its half of the land and building as an off-site prototype shop, while Mr. Rex intends to use his half for personal endeavors outside the Company's scope of business. The Company paid $151,000 on behalf of Mr. Rex in exchange for a $151,000 note receivable. The note is secured by the executive's interest in the property.

5.  NOTES PAYABLE AND LONG-TERM DEBT
                                                     2000        1999
Vehicle inventory credit facility;
secured by the Company's
inventory; interest rates of $10.0%
at December 31, 2000
                                                    6,605,000      ---

Promissory note payable to the
City of Lancaster Redevelopment                       738,000   768,000
Agency, 240 monthly payments of $6,285 including principal and interest at 5.93% per annum, note matures on October 2015.
The note is collateralized by land and building with a net book value of approximately
$900,000 at December 31, 2000.



     Total Notes Payable and Long-Term Debt.      $7,343,000  $ 768,000
     Less: Current Portion                         6,638,000     31,000
     Long-Term Portion                           $   705,000  $ 737,000

The Company has a credit facility with a financial institution to finance the purchase of new and used vehicle inventory. The facility provides maximum borrowing of $7,500,000 of which $6,605,000 was outstanding at December 31, 2000. Borrowings under these facilities are secured by the Company's certain vehicle inventory which was $7,905,000 at December 31, 2000.

Future annual minimum principal payments due on long-term debt (including current portion) as of December 31, 2000 are as follows:

          Year Ending December 31,

          2001                 6,638,000
          2002                    35,000
          2003                    37,000
          2004                    39,000
          2005                    41,000
          Thereafter             553,000
                              $7,343,000
6.  INCOME TAXES

The components of income tax expense are as follows:
                               Years Ended December 31,
                      2000               1999               1998
Current:
   Federal          915,000           $2,884,000        $1,018,000
   State            300,000              758,000           145,000
                  1,215,000            3,642,000         1,163,000
Deferred:
  Federal           159,000              (89,000)          950,000
  State              10,000                4,000           361,000
                    169,000              (85,000)        1,311,000

                 $1,384,000           $3,557,000        $2,474,000

The components of deferred tax assets (liabilities) at December 31, 2000 and 1999 follows

                                    2000            1999
Current:
 Allowance for bad debts           40,000          16,000
  Inventory reserves and unicap   145,000          88,000
  Warranty accrual                332,000          237,00
  Dealer incentives                   ---         195,000
  Reserve for self insurance      112,000         133,000
  Legal reserves                      ---         164,000
 Other accrued liabilities         97,000          32,000
  State tax                        95,000         268,000
                               $  821,000      $1,133,000

Non Current:
  Depreciation                    (55,000)       (198,000)
Net deferred tax assets        $  766,000    $    935,000


The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to the following:
                                        Years Ended
                                        December 31,
                                   2000             1999            1998

Income before income taxes      $ 3,657,000      $ 8,859,000     $5,864,000
Statutory federal tax rate              34%              34%            34%

Expected tax expense              1,243,000        3,012,000      1,994,000
State taxes net of federal effect   205,000          500,000        334,000
Permanent differences                 5,000           36,000          6,000
Write off of income tax receivable      ---              ---        140,000
Other adjustments                   (69,000)           9,000            ---
Provision for income taxes      $ 1,384,000      $ 3,557,000    $ 2,474,000

7.  COMMITMENTS AND CONTINGENCIES

Repurchase Agreements - Motorhomes purchased under financing agreements by dealers are subject to repurchase by the Company under the terms of the financing, at dealer cost plus unpaid interest in the event of default by the
dealer.   During 2000, the Company repurchased approximately $4,190,000 as a result of its obligations associated with the bankruptcy of its largest dealer. As of December 31, 2000, the Company had resold $2,690,000 of the repurchased inventory. Due to favorable negotiated repurchase prices, the effect on the Company was nominal. Additional obligations to repurchase under the Company's repurchase agreements amounted to approximately $150,000. At December 31, 2000 and 1999 approximately $26,700,000 and $34,200,000, respectively, of dealer inventory is covered by repurchase agreements.
Dealers do not have the contractual right to return motorhomes under any Rexhall Dealer Agreement. There are also a number of state statutes which require the repurchasing of motorhomes whenever a dealership is terminated. Litigation -The Company was sued by Bruce Elworthy and Anne B. Marshall (Elworthy and Marshall) in June 1995 in the Superior Court of the County of Los Angeles. The complaint alleged that a leveling system on a motorhome purchased from Rexhall was defective and caused damages to Elworthy and Marshall of $1,000,000 for medical expenses, loss of earnings, and pain and
suffering.   Rexhall prevailed in its defense with zero dollars being awarded to the Plaintiffs. The verdict is currently under appeal by the Plaintiffs. Although the Company believes the final disposition of this matter will not have a material adverse effect on the Company's financial position or result of operations, if Elworthy and Marshall were to prevail on its liability claims, a judgment on appeal in a material amount could be awarded against the Company.

     Other than the above referenced case, the Company is a defendant in various other legal proceedings resulting from the normal course of business. In the opinion of company management, the resolution of such matters will not have a material effect on its financial statements or results of operations.

8. LEGAL SETTLEMENT

Legal Settlement - The class action lawsuit Masterjohn et al vs. Rexhall, et al, Case No. 752188 filed in the Superior Court of Orange County, California
was settled on October 2, 1998.     Under the agreement Rexhall paid $825,000
in cash, and issued one coupon per vehicle owned by members of the class of $1,250 towards purchase of a new Rexhall vehicle or $200 toward service, parts and labor. New vehicle coupons expired December 31, 2000 while service, parts and labor expired December 31, 1999. Coupons were redeemable at Rexhall's Lancaster, California Service Center, as well as other designated dealerships geographically dispersed. The total number of vehicles owned by class members is estimated at approximately 5,000. The Company recorded a charge of $1,590,000 in 1997 relating to this settlement. During the fourth quarter of 1999, the Company released $604,000 of the settlement reserve due to less than expected coupon redemption rates. At December 31, 2000, the Company has no remaining liability under the settlement agreement.

9. STOCK INCENTIVE PLAN

The Company has granted stock options under its Incentive and Nonstatutory Stock Option Plan (the "Plan"), which provides for the granting of (I) incentive stock options to key employees, pursuant to Section 422A of the Internal Revenue Code of 1986, and (ii) nonstatutory stock options to key employees, directors and consultants to the Company designated by the Board a eligible under the Plan. Under the Plan, options for up to 225,000 shares may be granted. Options granted and outstanding under the Plan expire in five years and become exercisable and vest in annual increments from two to three years. The maximum term of each option may not exceed 10 years. The following table summarizes the change in outstanding employee incentive stock options:

                                                               Weighted
                            Number of     Range of Options     Average
                            Options       Prices per Share     Exercise Price

Outstanding options at
December 31, 1997           123,000         2.75 - 3.25          3.13
     Options exercised     (123,000)        2.75 - 3.25          3.13
     Options canceled           ---                 ---           ---
Outstanding options at
December 31, 1998,
1999 and 2000                   ---                 ---           ---

All stock options under the Plan are granted at the fair market value of the
Company's common stock at the grant date.   No options were granted to
employees during 2000 and 1999 or 1998. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost for the Plan has been recognized in 2000, 1999 or 1998.

10.  SIGNIFICANT CUSTOMERS

Sohn Corporation operates 3 Southern California locations and accounted for 13.8% of the Company's revenue in 2000. The Company had one major customer, RV World Productions aka RV Supercenter (five (5) Arizona locations), who accounted for 16% of the Company's net revenues during 1999. The Company had two major customers, RV World Productions aka RV Supercenter and Richardson's RV (five Arizona locations and three Southern California locations, respectively), who accounted for 14% and 11% respectively of the Company's net revenues during 1998.

11.  PROPERTY HELD FOR SALE

Property held for sale consisted of 12 acres of land in Elkhart, Indiana. A 97,000 square foot building resides on the property which used to house the Company's East Coast production facility. In fiscal 1997, the Company's Board of Directors adopted a formal plan of restructuring whereby the Company implemented a plan to cease production operations at this location. During 1998, the Company continued to operate a wholesale motorhome sales, warranty, and service operations at this location. During the year-ended December 31, 1998, the Company's Board of Directors approved a plan to sell the Elkhart property and facility in its entirety.

On December 17, 1999, the Company sold the Elkhart, Indiana manufacturing facility land and building for total consideration of $966,000, net of
executory costs.   The accompanying results of operations for the year ended
December 31, 1999 reflect the sale of such property and the resulting gain on sale of $573,000, net of executory costs.
At December 31, 2000, the Company's customer service center in Elkhart, Indiana remained available for sale. The facility has 1500 square feet of office space and a 3500 square foot warehouse area with a net book value of $127,000 as of December 31, 2000.

12.  INCOME PER SHARE

The following is a reconciliation of the basic and diluted income per share computation for the year 2000, 1999 and 1998 (in thousands):

                                         Year ended December 31,
                                      2000       1999         1998
Net income used for basic and
diluted income per share             $2,273     $5,302       $3,390

Share of Common Stock and
Common Stock equivalents:
     Weighted average shares used
     in basic computation             3,116      3,161        3,118

Weighted average stock options          ---        ---           22
Shares used in diluted computation    3,116      3,161        3,140

Income per share:
Basic                                $  .73     $ 1.68       $ 1.09
Diluted                              $  .73     $ 1.68       $ 1.08

During the twelve months ended December 31, 2000, the Company repurchased 104,000 common shares on the open market at an average cost of $5.26 per share.

13. SEGMENT INFORMATION

In accordance with the requirements of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," the Company's reportable business segments and respective accounting policies, policies of the segments are the same as those described in Note 1. Management evaluates segment performance based primarily on revenue and net income (loss).

Segment information is summarized as follows (in thousands):

                            Dec. 31, 2000     Dec. 31,1999     Dec. 31, 1998
Net Revenues:
     Manufacturing            $ 67,307         $ 84,739          $ 72,254
     Retail Operations           1,745              ---               ---
     Intercompany Elimination   (3,877)             ---               ---
                              $ 65,175         $ 84,739          $ 72,254
Net Income (Loss):
     Manufacturing            $  2,887        $   5,302          $  3,390
     Retail Operations            (139)             ---               ---
     Intercompany Elimination     (475)             ---               ---
                              $  2,273        $   5,302          $   3,390
Total Assets:
     Manufacturing            $ 33,311        $  36,162
     Retail Operations           8,095              ---
     Intercompany Elimination $ (1,797)       $     ---
                              $ 39,609        $  36,162

14  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations for fiscal 2000 and 1999 are as follows:

                                     First     Second     Third      Fourth
IN THOUSANDS, EXCEPT PER SHARE DATA  Quarter   Quarter    Quarter    Quarter

FISCAL 2000:
     Net Revenues                   $20,664    $15,090    $12,646    $16,775
     Gross Profit                     3,303      2,032      2,599      2,578
     Income Before Income Taxes       1,655        655        883        464
     Net Income                         964        360        498        451
     Basic and Diluted Net Income
     Per Share (1)                      .31        .11        .16        .15

  FISCAL 1999:
     Net Revenues                   $22,233    $20,937    $20,590    $20,979
     Gross Profit                     4,139      3,666      4,016      3,259
     Income Before Income Taxes       2,095      2,094      2,060      2,610
     Net Income                       1,259      1,248      1,251      1,544
     Basic and Diluted Net Income
     Per Share (1)                      .40        .39        .40        .49

(1) Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.